Filed pursuant to Rule 433
Registration Statement No. 333-137697
May 14, 2007

Issuer	Teekay LNG Partners L.P. (NYSE: TGP)

Use of Proceeds	The partnership expects to use the proceeds of the offering to repay amounts outstanding on one of its revolving credit facilities, and for general partnership purposes.

Estimated ratio of taxable income to distributions
We estimate that if you hold the common units you purchase in this offering through December 31, 2009, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period.

Underwriters	Wachovia Capital Markets, LLC Citigroup Global Markets Inc. Raymond James & Associates, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 (Wachovia Capital Markets, LLC).